SEC FILE NO. 70-9599





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                             CERTIFICATE PURSUANT TO

                                     RULE 24

                      OF PARTIAL COMPLETION OF TRANSACTIONS

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935





                                    GPU, INC.
                              GPX ACQUISITION CORP.


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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

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In the Matter of                          )
                                          )
GPU, INC.                                 )
GPX ACQUISITION CORP.                     )
                                          )
                                          )
            SEC File No. 70-9599          )
                                          )
         (Public Utility Holding          )
           Company Act of 1935)           )
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To the Members of the Securities and Exchange Commission:


            The undersigned, GPU, Inc. ("GPU") hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions authorized by the Commission's Order dated April 14, 2000, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application, as amended, in SEC File No. 70-9599 as follows:

      At 6:00 p.m. on April 14, 2000, the tender offer made by GPU and its wholly-owned subsidiary, GPX Acquisition Corp. ("Acquisition Corp."), to acquire all of the issued and outstanding common stock of MYR Group Inc.
("MYR") for $30.10 per share expired by its terms. Accordingly, beginning April 18, 2000, Acquisition Corp. purchased a total of 6,241,416 shares of MYR common stock which had been validly tendered pursuant to the tender offer, or approximately 93% of MYR's outstanding shares.

      Thereafter, effective April 26, 2000, MYR merged with and into Acquisition Corp. and became a wholly owned subsidiary of GPU in accordance with the terms of the Agreement and Plan of Merger dated December 21, 1999, among MYR, GPU and Acquisition Corp. ("Merger Agreement"). MYR shareholders who did not tender their shares pursuant to the tender offer will receive $30.10 per share for their MYR shares or may exercise their statutory appraisal rights under Delaware law.

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      Participants in MYR's restricted stock and stock option plans will have 20 days from the effective date of the merger to elect to receive $30.10 per share in cash or shares of GPU common stock (calculated in accordance with the formula provided in the Merger Agreement) for their restricted shares and stock options.

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                                    SIGNATURE

            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, INC.




                                    By:   /s/ T. G. Howson
                                          ----------------
                                          T.G. Howson, Vice President
                                                and Treasurer

Date:  April 28, 2000



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